Exhibit 99.1

QIWI Appoints Chief Executive Officer

NICOSIA, Cyprus, June 8, 2021 (GLOBE NEWSWIRE) -- QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced the appointment of Andrey Protopopov as Chief Executive Officer effective June 2, 2021. As Chief Executive Officer, Mr. Protopopov will take over the responsibilities of Boris Kim.

Mr. Protopopov has long played a vital role at QIWI, in particular, its product development function. Prior to his current position as the Chief Executive Officer of Payment Services Segment, Mr. Protopopov has served as Head of IT and Product from June 2015 to August 2019 and Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development.

Mr. Protopopov graduated from Novosibirsk State University in 2004 with a Master degree in mathematics.

“Andrey has done a tremendous job during his eight years with the Company. I am inspired to see him at the helm of our Company and the directions he will take it in. As a founder and long-running ex-CEO of QIWI myself, I am confident that Andrey has the drive and the vision to position QIWI for continued success. His appointment comes after a thorough and careful succession planning process, spearheaded by the Board and Boris Kim himself,” commented Mr. Sergey Solonin, QIWI’s Chairman of the Board of Directors. “Moreover, I truly believe that Andrey possesses the right mix of operational CEO experience, leadership skills, and technology industry expertise required to elevate QIWI to the next level,” added Mr. Solonin.

“I am truly honored to lead QIWI as the Chief Executive Officer," said Mr. Protopopov. "I look forward to continuing to work closely with our exceptional senior leadership team, along with Sergei, as our Chairman, and our entire Board of Directors. QIWI unites the team of most talented people at the payment market aiming to serve our clients with the most convenient digital solutions. Together, we will capture new growth opportunities, provide the best career experience to our employees and deliver additional value to our shareholders.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 16.6 million virtual wallets, over 106,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 128 billion cash and electronic payments monthly connecting over 29 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

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ir@qiwi.com